UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 12, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

UniTek Global Services, Inc.

File No. 001-34867 - CF#26702

UniTek Global Services, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on April 21, 2011.

Based on representations by UniTek Global Services, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 2.1 through April 22, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel